Filed Pursuant to Rule 425 of the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934

 Filer: Bats Global Markets, Inc.

 Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.

 (SEC File No.: 001-37732, 001-34774)

FAQ

GENERAL FAQ – FOR EXTERNAL USE (MEDIA, DEBT INVESTORS, ANALYSTS, ETC.)

Why is CBOE buying Bats?

•	This transaction combines two complementary firms, linking CBOE’s proprietary product offerings with the market-leading proprietary Bats technology. It also expands CBOE into numerous new businesses – U.S. and Europe equity trading, Europe trade reporting, global FX trading and ETF listings and trading.

•	By creating a firm with a combined track record of improving markets through product innovation, efficiency and market expansion that is uniquely attuned to the assets we trade and the way they are traded, we can continue to ensure there will be enhanced competition in all the markets in which we operate.

•	Our two companies share a similar mission to make trading more competitive for all participants – from retail investors to institutions – and we will leverage our mutual resources to create greater market efficiencies for the trading community.

Are the businesses complementary?

•	Yes, this deal is essentially the combination of CBOE’s proprietary product offerings with Bats’s market-leading proprietary technology.

•	The businesses are highly complementary, with the only area of shared interest being in the U.S. options industry where CBOE is the largest exchange operator and Bats is the fourth-largest exchange operator, with two exchanges apiece.

•	It is worth noting that the design of these options exchanges differ materially between those operated by Bats and CBOE, and so while they operate in the same asset class, the combined options offering of the two firms will be well diversified.

•	Beyond options, CBOE operates a U.S. futures business. Bats operates the second-largest U.S. stock market, largest market for ETF trading globally, largest Europe stock market, and a global FX trading business.

What do Bats/CBOE do – what are their histories?

•	The Chicago Board Options Exchange was founded in 1973 as the first options market and today operates the largest single U.S. options exchange with options products in equities, indexes and ETFs. CBOE’s other markets include C2, its all electronic market; CFE, a futures exchange; and CBSX, a stock exchange. The company went public in 2010 under longtime CEO, and current chairman, Bill Brodsky. Ed Tilly is the current CEO.

•	Bats was founded in 2005 and launched its flagship business, U.S. equities, in 2006, becoming a fully-fledged stock exchange in 2008. Bats Europe went live in 2008, growing to the #1 market on that continent upon the 2011 acquisition of Chi-X Europe. Bats Options launched in XYZ and the listings business

Was the LSE/Deutsche Boerse deal a factor?

•	This decision was made independently of any other M&A activity in the sector. CBOE and Bats are combining because both firms see a tremendous need for continued competition and want to combine to create a single, global exchange powerhouse.

Was the Nasdaq/ISE deal a factor?

•	This decision was made independently of any other M&A activity in the sector. Nasdaq’s purchase of ISE does create a requirement for continued competition within U.S. options but our goal is to create a single global exchange powerhouse.

How do CBOE and Bats intend to make this successful?

•	The highly complementary nature of our businesses lines lend themselves to a rational, logical integration, which once completed, will create a very serious global competitor to some of the largest exchange operators in the world.

•	Bats’s proprietary systems, which are at the forefront of trading and markets technology globally, will underpin CBOE’s operations.

•	We will approach the integration with a focus on getting the job done quickly and successfully, with minimal disruption for customers and vendors. Working with an accomplished firm such as CBOE will ease this transition.

•	The management team of the combined company will include representatives from both companies to ensure desired synergies are achieved and that there is no disruption to customers or trading activity.

What impact will the deal have on CBOE’s trading floor? Do the synergy plans involve shutting down the trading floors and moving them onto Bats technology?

•	The CBOE trading floor will remain open.

When will the deal close?

•	Pending regulatory approval, we expect the transaction to be completed in the first half of 2017.

What is the sale price and what are the terms and conditions of the transaction? How will it be financed?

•	CBOE is purchasing Bats in a cash/stock transaction valued at approximately $3.2 billion, consisting of 31% cash and 69% CBOE stock, based on CBOE’s closing price of $70.30 on September 23, 2016.

Which name and brand will be retained in the transaction?

•	The companies will combine under the CBOE enterprise and all four options exchanges will remain open – both CBOE markets and both Bats markets. The CBOE team is mindful of how well-respected the Bats brand is, particularly amongst customers and issuers and the Bats brand name will continue to be used in certain instances, such as Bats Europe.

•	CBOE and Bats are working through the integration plan right now and will share more information in due course.

Are any regulatory approvals required?

•	Yes, certain U.S. regulatory approvals are required with regard to the transaction, specifically from the Securities and Exchange Commission, the Commodity Futures Trading Commission and the Department of Justice.

•	In Europe, we did alert the Financial Conduct Authority, the regulator of Bats’s European arm, Bats Europe, which is an RIE (Recognised Investment Exchange). There are filings required in London, but those are routine in nature and are not expected to hold up the overall approval process.

•	CBOE and Bats appreciate the work that regulators must perform in approving such an acquisition and we look forward to working closely with them on this matter, as we always do.

What does the transaction mean for U.S. options customers of CBOE and Bats?

•	Most importantly, the combination of these two companies will ensure competition is enhanced across the U.S. options markets. The combined company will continue to be customer-focused, delivering innovative ideas and solutions to help make markets better for all participants.

•	Until necessary regulatory approvals are received, the CBOE and Bats teams will continue to operate independently.

•	Upon completion of the transaction, all four options order books will remain in operation – BZX, EDGX, C1 (CBOE) and C2 (CBO2). The CBOE markets will eventually operate using the proprietary Bats technology. A timetable for this integration will be disseminated at the appropriate time.

•	We will continue to keep you apprised of the deal progress and integration plans.

What does this mean for the U.S. options trading marketplace?

•	We believe it is an important step, in particular, for the U.S. options market as it combines two organizations which have been instrumental in creating a more competitive and innovative marketplace, benefitting all investors.

•	We feel it is important to combine our efforts to enhance competition and innovation in the marketplace.

What about the other markets in which Bats currently operates, namely U.S. equities, European equities and global FX?

•	The diversity – and success - of the Bats business is one of the most attractive aspects of the transaction to the CBOE team, instantly moving CBOE into two new asset classes, equities and FX, and into two new geographies, Europe and Asia.

•	All three businesses will continue to operate as usual as an important and valued part of the broader CBOE group.

Are there any planned changes in executive leadership of the combined organization?

•	Ed Tilly will remain CEO of CBOE, based in the company’s Chicago headquarters, with Chris Concannon becoming president and chief operating officer of CBOE, based in New York. Chris Isaacson becomes global CIO of the combined organization, Mark Hemsley becomes president of Europe and numerous other senior members of the Bats team will remain as well.

Will the Bats management team join CBOE?

•	Both management teams are committed to the transaction and key senior leaders at Bats have agreed to remain with the combined organization in key leadership positions.

•	Chris Concannon becomes president and chief operating officer of CBOE, based in New York. Chris Isaacson becomes global CIO of the combined organization, Mark Hemsley becomes president of Europe and numerous other senior members of the Bats team will remain as well. Additional information will be provided as the integration of CBOE and Bats proceeds.

Will there be layoffs?

•	As we merge these two companies, there will be a need for talent, it is important that we retain people to manage the transition and integration into one organization. As this transition takes place, there may be some positions of overlap and the combined CBOE-Bats management team will communicate frequently to employees during the integration process progresses. To the extent there are any synergies, CBOE has agreed to continue the Bats severance programs until the end of 2017, and longer if closing is delayed past the first quarter of 2017.

•	The CBOE organization realizes the value that Bats employees bring to the table and looks forward to Bats employees joining the combined organization.

•	As has occurred in the past, we will be transparent, honorable and honest with associates throughout this process.

Will all of the CBOE and Bats offices and data centers continue to exist?

•	The headquarters of the combined company will be in Chicago with major offices in the Kansas City, Mo., area, New York and London, as well as additional locations in San Francisco, Quito and Singapore.

•	Bats’s primary U.S. data center is in Secaucus, NJ, and owned by Equinix with a backup facility, with CenturyLink, in Chicago. CBOE also is located in Secaucus.

•	Right now both teams are focused on completing the transaction – the CBOE and Bats teams will begin working closely on the integration upon the receipt of requisite regulatory approvals and our data center strategy will be determined at the appropriate time.

Will any Bats executives, board members or current shareholders join the CBOE board?

•	Yes, three Bats board members, including Joe Ratterman, will join the CBOE board but additional details have not yet been finalized.

Do you envision hurdles with regulatory approval of the deal?

•	We believe this deal enhances competition and will accrue meaningful benefits to customers not only in the US, but in the securities industry world-wide as well.

•	That said, it would is imprudent to speculate on regulatory approval. We look forward to working with regulators closely on this matter.

Does the combined company expect to maintain all of the current CBOE/Bats market share?

•	All four options order books will continue to operate with diverse strategies and offerings under the CBOE (and Bats) brand(s). It is our hope that customers will continue to trade on all four books at the same or increased levels.

Bats has a new crop of equity investors via its IPO, how does this deal impact them?

•	New and existing Bats shareholders will receive a combination of CBOE stock and cash as consideration in the transaction.

Bats has always been a big proponent of competition in the markets. Is this deal a departure from that philosophy?

•	Categorically not. We believe this transaction ensures enhanced competition amongst global trading centers and operators and that as two highly competitive, customer-driven businesses with ambition and vision, we are stronger combined.

Bats and CBOE have both been fined by regulator in the past. Have these regulatory issues been resolved?

•	Each of the referenced matters were resolved to the satisfaction to regulators as well as Bats and CBOE, respectively. There are no existing issues.

Bats previously used CBOE for some regulatory services but then switched to FINRA. Were there issues with the services provided by CBOE?

•	There were no issues with CBOE’s services. Bats simply wanted to align with the rest of the industry, which largely relies upon FINRA for certain regulatory services.

CUSTOMER-SPECIFIC FAQ – FOR EXTERNAL USE

What are the immediate effects of this transaction on me?

•	Until the deal closes, the CBOE and Bats teams will continue to operate independently, including the sales teams and support teams, e.g., all sales contacts and Trade Desk contacts remain unchanged at this time.

•	We will continue to keep you apprised of the deal progress and integration plans, and you should expect to hear from us regularly throughout the integration process.

Does being a CBOE trading customer automatically entitle me to become a Bats customer, or vice versa?

•	Until the transaction closes we are unable to say, but please know that we will share more details as soon as we are able.

•	Our goal is to make this process as simple as possible for our combined customer base.

Will Bats and CBOE maintain their current independent pricing models?

•	Until the transaction closes we are unable to say, but please know that we will share more details as soon as we are able.

Will my account manager/sales representative change?

•	Until the deal closes, the CBOE and Bats teams will continue to operate independently, including the sales teams and support teams, e.g., all sales contacts and Trade Desk contacts remain unchanged at this time.

Will my existing Bats/CBOE connectivity work after the deal closes?

•	Customer shouldn’t anticipate changes to the markets that CBOE and Bats operate immediately following the close. Long-range integration plans will be made available well in advance of any planned changes.

•	Until the transaction closes we are unable to be more specific, but please know that we will share more details as soon as we are able.

Will functionality of the Bats exchanges change?

•	The plan is to continue operating all four options exchanges and, eventually, to operate all four books using the proprietary Bats technology. The four Bats equities exchanges and FX market will continue to operate normally.

•	Until the transaction closes we are unable to be more specific, but please know that we will share more details as soon as we are able.

How will billing be handled?

•	Billing will be unchanged for the foreseeable future.

•	Until the transaction closes we are unable to be more specific, but please know that we will share more details as soon as we are able.

Who do I call if I have a question?

•	Your current representative at CBOE or Bats.

•	Until the deal closes, the CBOE and Bats teams will continue to operate independently, including the sales teams and support teams, e.g., all sales contacts and Trade Desk contacts remain unchanged at this time.

Will CBOE continue to operate all four options order books/exchanges?

•	The plan is for the combined company to operate all four equities markets and, eventually, to operate all four books using the proprietary Bats technology.

What is the timeframe for the integration?

•	The next step in this process will be approval from the U.S. regulators, namely the SEC, CFTC and the Department of Justice.

•	We are working through an integration plan right now and will share additional details in due course.

How does this deal impact Bats’s European customers?

•	This transaction does not impact customers or vendors of Bats Europe.

EMPLOYEE FAQs – FOR INTERNAL USE ONLY

FAQs for Current CBOE and Bats Employees:

What does this mean for my job? Is my job safe? When will I know?

•	As we merge these two companies, there will be a need for talent and it is important that we retain people to manage the transition and integration into one organization. As this transition takes place, there may be some positions of overlap and the combined CBOE-Bats management team will communicate frequently and transparently to employees during the integration process.

•	To the extent there are any synergies, CBOE has agreed to continue the Bats severance programs until the end of 2017, and longer if closing is delayed past the first quarter of 2017. We will be transparent with associates throughout this process.

•	Both the CBOE and Bats teams will work closely to ensure that the combined company comprises the best team available in the financial services industry.

•	The combined company will be headquartered in Chicago with major offices in New York, Kansas City and London.

•	The CBOE organization realizes the value that Bats employees bring to the table and looks forward to many Bats employees joining the organization.

Will I have to move to Chicago or Kansas City? When will I know?

•	The combined CBOE-Bats management team will communicate frequently to employees to let you know where things stand as the deal progresses.

•	We will be transparent, honorable and honest with associates throughout this process.

•	We will inform employees of where they stand as soon as possible (and practicable).

Will there be organizational changes at CBOE or Bats?

•	Both management teams are committed to the transaction and key senior leaders at Bats have agreed to remain with the combined organization in important leadership positions, including the following: Chris Concannon becomes president and chief operating officer of the combined organization, Chris Isaacson becomes global CIO, Mark Hemsley becomes president of Europe and numerous other senior members of the Bats team will remain as well.

•	Our plan is to combine the two companies, and we are working through the integration plan right now, which will include outlining roles and responsibilities for all staff.

•	Is this the place to mention anything about the difference in cultures between the 2 companies and any plans that are in place to address it?

Are we offering severance to duplicate roles?

•	Retention and severance plans will be offered to impacted members of the current Bats and CBOE organizations. Both management teams are committed to the deal and key senior leaders at Bats have agreed to remain with the combined organization. To the extent there are any synergies, CBOE has agreed to continue the Bats severance programs until the end of 2017, and longer if closing is delayed past the first quarter of 2017.

•	As the deal and integration plan is finalized, we’ll be sure to communicate this information to you as soon as we can.

Will I report to someone new?

•	At this point, we don’t have this information available. But as the deal and integration plan is finalized, we’ll be sure to communicate this information to you as soon as we can.

Will the headquarters remain in Chicago?

•	The company will remain headquartered in Chicago with a large office in Kansas City and major presences in New York (17 State) and London, with executives based in each of the locations. We will also maintain our offices in San Francisco, Quito and Singapore.

What is the integration transition timeline?

•	The next step in this process will be approval from the U.S. regulators.

•	Once the deal is finalized, we will share the integration transition timeline.

•	Feel free to contact your manager with questions and/or comments at any time.

Specific FAQs for Current Bats Employees:

When is the transaction expected to be completed?

•	Closing is expected in the first half of 2017.

When will we hear from CBOE and Bats executives regarding this transaction?

•	Executives will host town hall meetings this week in Chicago and Kansas City, and via video/phone with New York and London.

•	The combined CBOE-Bats management team will communicate frequently to employees to let you know where things stand as the deal progresses.

Will I be retained long or short term and when will I know?

•	We know this is obviously the most critical question for you and we will be transparent, open and honest throughout this process and will let you know information as soon as we can, just as we did during the Direct Edge transaction process.

•	The CBOE and Bats organizations both realize the value that Bats employees bring to the table and look forward to certain Bats employees joining the organization.

•	The combined CBOE-Bats management team will communicate frequently to employees to let you know where things stand as the deal progresses.

Will there be a severance package offered to employees who are not remaining with the combined organization?

•	Yes, severance packages will be offered to employees who are not remaining with the combined organization. Details on the severance package will be provided at a later date – as soon as possible and practicable. To the extent there are any synergies, CBOE has agreed to continue the Bats severance programs until the end of 2017, and longer if closing is delayed past the first quarter of 2017.

Can I raise my hand to request a severance package?

•	The combined CBOE-Bats management team will communicate frequently to employees to inform them of their options as the deal progresses towards closing.

Do I have to relocate to a different city or office if I am asked to stay?

•	The combined CBOE-Bats management team will communicate frequently to employees to inform them of their options as the deal progresses towards closing.

•	We will be transparent, honorable and honest throughout this process and will let you know information as soon as we can, just as we did during the Direct Edge transaction process.

Will my manager change? Who will I report to?

•	Unless otherwise communicated, reporting lines for employees are unchanged at this time.

•	The combined CBOE-Bats management team will communicate frequently to employees to let you know where things stand as the deal progresses towards closing.

How will the transaction affect my compensation?

•	In the near term, the merger will have no effect on compensation. Following the closing and until at least December 31, 2017, employees that continue with the combined organization after the transaction is completed will be provided with (i) a base salary at least equal to the base salary paid to the employee prior to closing, (ii) severance pay and benefits no less favorable than those provided to the employee prior to closing and (iii) other compensation, fringe benefits and employee benefits that are substantially comparable in the aggregate to those provided to the employee by Bats prior to the closing. After this period, and as the two companies become more integrated, there will be a transition toward one compensation and benefits structure; however, that will take some time and you will hear more about it in the future.

•	Your 2016 bonus will be paid out under the Bats existing program, and we expect will be paid out prior to the completion of the transaction.

What will happen to Bats stock options and restricted stock awards?

•	At the closing of the transaction, all outstanding Bats stock and outstanding awards of Bats restricted stock will be converted into awards relating to shares of CBOE in a manner that preserves their closing date value, and will be subject to the same terms and conditions (including vesting schedule) as currently apply to the Bats stock options and restricted stock awards.

May I exercise my stock options before the merger?

•	Yes, provided they are vested. If you do exercise your option to purchase Bats stock prior to the closing of the merger, and you continue to hold Bats shares on the closing date of the merger, you will have the right to receive the same consideration for those shares as all other Bats shareholders will receive. Please note there may be moratoriums imposed on the exercise of options in tune to the merger in part for administrative reasons.

•	You should consult with your own financial advisor in determining whether to exercise your options or convert them in the merger.

What will happen to my stock options and restricted stock awards if my employment doesn't continue with the combined organization after the merger?

•	Please refer to the award agreements related to your outstanding stock option and restricted stock awards for more information regarding their treatment in the event your employment does not continue with the combined organization following the closing.

What will happen to the Bats ESPP?

•	The current offering period will terminate on the earlier of (i) December 31, 2016 or (ii) the date immediately prior to the closing. Each participant’s accumulated payroll deductions through the last day of the current offering period will be used to purchase Bats shares, and any remaining funds in a participant’s account will be returned as soon as possible. Bats shares purchased pursuant to the ESPP will be converted into a right to receive the same merger consideration as Bats shareholders generally. There will be no new offering periods and the Bats ESPP will be terminated in connection with the merger.

What will happen to the Bats 401(k) Plan?

•	Bats employees will continue to be eligible to participate in Bats’s current 401(k) plan under its current terms and conditions prior to the merger. [It is anticipated that Bats’s 401(k) plan will be terminated in connection with the merger and that each employee will be eligible to participate in 401(k) plan of the combined organization following the merger, in which case, employees will be eligible to roll over their account balances (including any loans).]

What happens to the medical and other benefits that I am currently eligible for?

•	In the near term, there will be no changes to employee’s medical and other benefits. Over time, there will be a review of the benefits of both companies, and it is possible that the two programs may be integrated. To the extent employees participate in new plans, employees will be credited with his or her service with Bats for purposes of eligibility, vesting, level of benefits and benefit accruals, and any preexisting condition exclusions or waiting periods shall be waived to the extent the employee have satisfied such conditions under the Bats plans. In addition, each employee will receive credit for the dollar amount of all co-payments and deductibles incurred during the calendar year in which the transaction is completed to the same extent the employee was credited for such amounts under the Bats plans.

What will happen to my annual bonus compensation?

•	Bats will pay out 2016 annual bonuses prior to the completion of the transaction, based on actual performance through December 31, 2016 or an earlier date determined by Bats. The 2016 annual bonuses may be delivered either in the form of cash and/or equity awards, as determined by Bats. At this time, no decisions regarding 2016 bonus awards have been determined, but we will communicate to employees regarding 2016 bonuses once decisions have been made.

•	For the 2017 performance year, employees that continue with the combined organization after the completion of the merger will receive cash and equity incentive compensation no less favorable than the cash and equity incentive compensation provided to the employees prior to the completion of the transactions.

•	After the 2017 performance year, and as the two companies become more integrated, there will be a transition toward a more unified bonus program; however, that will take some time and you will hear more about it in the future.

Does the Bats quarterly dividend still get paid this week and will there be another payment in December?

•	Yes, Bats will maintain its quarterly dividend until the transaction closes.

What is the integration transition timeline?

•	The next step in this process will be approval from the U.S. regulators.

•	Once the deal is finalized, we will share the integration transition timeline.

•	The combined CBOE-Bats management team will communicate frequently to employees to let you know where things stand as the deal progresses towards closing.

What will the existing corporate brand be after this transaction is completed – CBOE or Bats?

•	As CBOE is the acquiring company, the CBOE brand will remain wholly in place after the close of the transaction.

•	The new CBOE leadership team, which includes members of the Bats executive team, understands the strength of the Bats brand, particularly in the U.S. and European equities and listings industries. As such, careful consideration will be given to retaining the Bats brand for an extended period of time so there is no disruption to customers or relationships with customers.

•	The combined CBOE-Bats management team will communicate frequently to employees to let you know where things stand on this front as the deal progresses.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving CBOE and Bats. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING

OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR Bats ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.